May 8, 2008
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Scripps Networks Interactive
Form 10-12B
Filed March 26, 2008
File No. 001-34004
Dear Mr. Spirgel,
This letter is in response to your letter dated April 22, 2008 regarding the SEC’s review of our Form 10-12B filed on March 26, 2008. Included below are your individual comments and the Company’s responses, including, as necessary, proposed revisions we have made in our amended filing.
We have attempted to provide a clear and complete response to each comment. We also acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about our responses or would like to discuss any of the matters further, please contact Chad Boydston at (513) 977-3942.
Sincerely,

/s/ Joseph G. NeCastro
Joseph G. NeCastro
Executive Vice President and Chief Financial Officer

cc:	Lori A. Hickok, Vice President and Controller
Deloitte & Touche LLP

General
1.	Please file your remaining exhibits as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

We are aware that certain exhibits still need to be filed and intend to file them as soon as practicable. The remaining exhibits still need to be approved by the Board of Directors or committees thereof and have, therefore, not been included in this amended Form 10. We will attach the exhibits as part of another amendment as soon as practicable.
Summary, page 7
Overview of the Separation, page 8
2.	Please revise to briefly describe the negative factors associated with the spin-off considered by the E.W. Scripps board of directors, beyond the general statement in paragraph 5.

We acknowledge that describing the negative factors the board of directors considered will provide readers with a more in depth understanding of the board’s decision to approve the spin-off. Accordingly we have modified the document to include the following language:
The E.W. Scripps Board of Directors considered a number of potentially negative factors in evaluating the separation. The board weighed the impact of the stand-alone companies being smaller and having less diverse revenue streams, the potential for increased overhead costs and potential lost economies of scale in certain areas resulting from the spin-off. The board also considered any possible negative impact from executing new credit facilities in current market conditions for the smaller companies. The board concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Separation — Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.
Description of indebtedness, page 10
3.	Please revise to briefly describe the terms of the indebtedness outstanding subsequent to the spin-off, as well as to disclose that this will constitute a dividend payable to E.W. Scripps. Please clarify why Scripps Interactive will pay this dividend to the parent in connection with the spin-off, and how the figure was derived. Clarify whether the company’s pre-spin-off intracompany debt will be eliminated in the spin-off.

We have modified the description of indebtedness on page 10 of the Form 10 as follows:
Upon the closing of the spin-off, we expect to have approximately $375 million outstanding under a $550 million 5-year unsecured revolving credit facility to be provided by a syndicated group of banks. We expect that LIBOR and prime rate options will be available under the credit facility, with margins based on ratings assigned to us from time to time, and that we will also have the option of utilizing an auction rate mechanism. We expect to use all or a portion of the initial loan proceeds to make a cash distribution to E. W. Scripps immediately prior to the separation, which E. W. Scripps will use to repay outstanding indebtedness. The amount of the distribution will be determined based on several factors including planned post spin-off capital structures of the companies, estimated breakage costs of the existing debt of E. W. Scripps and the anticipated amount of debt of E. W. Scripps to be retired at the date of the spin-off. All pre-separation intercompany debt will be eliminated in the spin-off or within 60 days thereafter, except for adjustments resulting from differences between actual tax liabilities with respect to income tax returns for the years which include SNI and its affiliates and estimates thereof paid on or before the distribution date.
Conditions to the distribution, page 10
4.	Please disclose when you will obtain the tax opinion from Baker & Hostetler LLP, and whether the Scripps board can waive the receipt of this tax option as condition to the spin-off. Please also advise us whether you will file this opinion as an exhibit, or attach it as an appendix.

The tax opinion from Baker & Hostetler LLP is expected to be obtained on the distribution date. Pursuant to the Separation and Distribution Agreement, the E. W. Scripps Board of Directors, in its sole and absolute discretion, may waive, in whole or in part, the receipt of the tax opinion from Baker & Hostetler LLP as a condition to the spin-off. We have revised the disclosure under “Summary — The Spin-Off — Conditions to the Distribution” and “The Separation — Conditions to the Distribution” to include the following language:
Unless waived by the E. W. Scripps Board of Directors, E. W. Scripps shall have received an opinion of Baker & Hostetler LLP, dated the distribution date, substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and such opinion shall be in form and substance satisfactory to E. W. Scripps;
The form of the opinion from Baker & Hostetler LLP will be filed as an exhibit to the Form 10.
Dissenters rights, page 11
5.	Indicate whether the E.W. Scripps’ board intends to object to any exercise of dissenters’ rights. If the board is undecided, then indicate what conditions (e.g. certain % of shareholders dissenting) they will consider in weighing their decision to object.

E.W. Scripps intends to object to any exercise of dissenters’ rights and we have modified the language on page 11 to indicate such.
Risk factors, page 15
6.	Please revise the risk factor heading to ensure that each heading is a statement of the risk that you will subsequently discuss, and not a statement of fact only. Examples of headings needing revision include, but are not limited to, the following:
•	In connection with the separation, we will rely upon E.W. Scripps to perform under various agreements, page 16.

•	We are dependent upon the maintenance of the distribution agreements with cable and satellite distributors on acceptable terms, page 20.

•	Significant competitive pressures may affect the profitability of our businesses, page 21.

•	We purchase keyword advertising on general search engines to attract consumers to our interactive media web sites, page 22.
We reviewed the risk factors and have adjusted the wording of certain factors to ensure they represent statements of risk. The following risk factors were modified:
•	If E.W. Scripps fails to perform under the various transition agreements that will be executed as part of the separation, we may incur operational difficulties and/or losses.

•	If we are unable to maintain distribution agreements with cable and satellite distributors on acceptable terms, our revenues and profitability could be negatively affected.

•	Our businesses face significant competitive pressures related to attracting consumers and advertisers, and failure by us to maintain our competitive advantage may affect the profitability of the businesses.

•	We purchase keyword advertising on general search engines to attract consumers to our interactive services web sites, and changes to our contracts with the search engines or the search engines’ practices could make it more difficult and/or costly to attract traffic to our sites.

•	Our Lifestyle Media business is subject to risks of adverse changes in laws and regulations, which could result in reduced distribution of certain of our national television networks.
We may not achieve all the benefits of scale that the combined company currently achieves, page 15
7.	Please revise to specify how long the short-term transition agreements will govern commercial relationships between the spun-off company and parent. Likewise, please revise to provide an estimated range, if ascertainable, of the costs of performing these functions once the temporary agreements terminate.

As disclosed under “Our Relationship with the E.W. Scripps Company Following the Spin-Off — Transition Services Agreement” the services will generally be provided for a term beginning on the distribution date and expiring on the earlier to occur of the second anniversary of the distribution date or the date of termination of a particular service pursuant to the agreement. The party receiving a service can generally terminate provision of that service upon 30 days advance notice to the party providing the service.

We have modified the risk factor on page 15 to include the following sentence, which specifies the length of the short-term transition agreements:
We expect to enter into short-term transition agreements that will govern certain commercial and other relationships between us and E. W. Scripps after the separation. These temporary arrangements, which will end no later than the second anniversary of the distribution date, may not provide the same economic benefits our businesses have enjoyed by being integrated with the other businesses of E.W. Scripps.
Management included this risk factor to disclose the possibility of increased costs to perform certain functions in the future. However, we are still in the process of determining the future infrastructure for Scripps Networks Interactive and do not deem it reasonable to estimate a range of costs at this point.
If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes, page 16
8.	In light of your receipt of a private letter ruling from the IRS and a tax opinion, explain why the tax consequences of the transaction are still considered a material risk.

The private letter ruling from the IRS is, and the tax opinion from Baker & Hostetler LLP will be, predicated upon certain representations of E. W. Scripps and The Edward W. Scripps Trust. If such representations were subsequently determined to be inaccurate in any material respect, the private letter ruling and the opinion might not be valid. Also, although we have undertaken appropriate measures to mitigate them, certain post-spin off mergers, acquisitions or other transactions involving the stock of Scripps Networks Interactive or E. W. Scripps could affect the tax-free status of the transaction. Given these factors, as well as the significant amount of tax that would result if the distribution were subsequently determined to be taxable, we consider the tax consequences of the transaction to be a material risk despite the receipt of the private letter ruling and tax opinion.

The following revisions have been made to this risk factor:

If the distribution fails to qualify for tax-free treatment, E. W. Scripps would be subject to tax as if it had sold the common shares of our company in a taxable sale for fair market value, and our initial public shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common shares distributed to them. Even if the distribution otherwise qualifies as tax-free, E. W. Scripps could be subject to tax if 50% or more of the voting power or value of E. W. Scripps stock or Scripps Networks Interactive stock were to be acquired as part of a plan (or series of related transactions) that includes the spin-off. Under the Tax Allocation Agreement between E. W. Scripps and us, we would generally be required to indemnify E. W. Scripps against any tax resulting from the distribution to the extent that such tax resulted from (i) an acquisition of all or a portion of our shares or assets, whether by merger or otherwise, (ii) other actions or failures to act by us or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled “Our Relationship with E.W. Scripps Following the Spin-Off — Tax Allocation Agreement” included elsewhere in this information statement. Our indemnification obligations to E.W. Scripps and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify E. W. Scripps or such other persons under the circumstances set forth in the Tax Allocation Agreement, we may be subject to substantial liabilities.
In connection with the separation, E.W. Scripps will indemnify us for certain liabilities, page 17
9.	Please revise to quantify the extent to which E.W. Scripps will indemnify Scripps Networks Interactive.

The potential liabilities subject to indemnification by E. W. Scripps cannot be predicted or quantified. The language has been modified as follows:
Pursuant to the Separation and Distribution Agreement, E.W. Scripps will agree to indemnify us from certain liabilities with respect to events that took place prior to, on or after the distribution date relating to its business or for which it has otherwise retained responsibility in whole or in part, as discussed further in the section entitled “Our Relationship with E. W. Scripps Following the Spin-Off — Separation and Distribution Agreement — Indemnification and Contribution Obligations” included elsewhere in this information statement. The potential liabilities subject to such indemnity from E. W. Scripps cannot be predicted or quantified. Third parties could seek to hold us responsible for any of the liabilities that E. W. Scripps has agreed to retain, and there can be no assurance that the indemnity from E.W. Scripps will be sufficient to protect us against the full amount of such liabilities, or that E. W. Scripps will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from E. W. Scripps any amounts for which we are held liable, we will be temporarily required to bear those losses ourselves until such recovery. Each of these risks could adversely affect our business, results of operations and financial condition.
Common Voting Shares will be principally held by The Edward W. Scripps Trust, page 19
10.	We note that two of your directors are the trustees of the Trust. Expand the risk factor to highlight that these directors control the company on behalf of the Trust.

We have revised the risk factor on page 19 by inserting the following sentence:
Each of the trustees of the Trust will be a director of Scripps Networks Interactive following the spin-off and, as such, will be able to control us on behalf of the trust.
Approximately 40% of our 2007 referral fee revenue came from one general search engine and a change in this relationship could reduce the revenue of the business, page 22

11.	Please revise to identify the general search engine you reference here. Likewise, to the extent that this agreement comprises a material contract, please file it as an exhibit to your Form 10.

We revised the risk factor to identify the general search engine. The agreement represents a normal operating practice in the industry and was executed in the normal course of business. As such, we do not believe it comprises a material contract.
We could suffer losses due to asset impairment charges, page 23
12.	Please revise to describe the recent impairment charges for the fiscal year ended December 31, 2007 and their impact upon reported net earnings. We note disclosure on, for example, page 47.

We revised the risk factor description to include the following language related to our 2007 impairment charges:
During the fourth quarter of 2007, we recorded a non-cash impairment charge of $411 million to write-down the goodwill and intangible assets of our uSwitch business to fair value. The charge reduced net income by $382 million.
Reasons for the separation, page 25
13.	Revise to make clear that all material factors contemplated during the decision process are summarized.

The factors listed in the “Reasons for the Separation” section do represent the material factors contemplated in the decision process, but we acknowledge the current language does not make that clear. As such, we modified the language to state the following:
The following matters are not intended to represent a complete list of considerations, but rather a list of all material factors contemplated during the decision process.
Certain U.S. Federal Income Tax Consequences of the Distribution, page 29
14.	Please revise to confirm that your discussion addresses the material federal income tax consequences of the distribution. Also, please revise to remove references to the discussion being of “general nature.”

We have revised the discussion as requested. The modified language is as follows:
The following discussion summarizes the material U.S. federal income tax consequences of the distribution for a beneficial owner of E. W. Scripps Class A Common Shares or Common Voting Shares that holds such shares as a capital asset for tax purposes. This summary is not a complete description of those consequences and in particular does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax exempt entities, persons holding E.W. Scripps Class A Common Shares or Common Voting Shares in a tax-deferred or tax-advantaged account, or persons holding E. W. Scripps Class A Common Shares or Common Voting Shares as a hedge against currency risk, as a position in a “straddle,” or as part of a “hedging” or “conversion” transaction for tax purposes.
15.	We note the first sentence that indicates that it is a condition to the distribution that E.W. Scripps receive a tax opinion “and/or” an IRS private letter ruling. However, elsewhere in the document (e.g. page 29) both are separate conditions. Please clarify.

The satisfaction of certain statutory requirements necessary to qualify the transaction as a tax-free spin-off is not addressed in the IRS private letter ruling. Consequently, a tax opinion attesting to the satisfaction of these requirements is a separate condition to the distribution. We have revised this sentence as follows:
Unless waived by the E. W. Scripps Board of Directors, it is a condition to the distribution that E.W. Scripps receive an Internal Revenue Service private letter ruling and an opinion from its special counsel, Baker & Hostetler LLP, to the effect that, on the basis of certain facts, assumptions, representations and undertakings set forth in such ruling and opinion, the distribution will qualify as a distribution that is tax-free under Section 355 and other related provisions of the Internal Revenue Code of 1986, as amended. E.W. Scripps has received a private letter ruling from the Internal Revenue Service. Except as otherwise noted, it is assumed for purposes of the following discussion that the distribution will so qualify.
16.	Please note that unless you receive a private letter ruling from the IRS prior to effectiveness of this registration statement this section must be revised to state the legal conclusion that the distribution will be tax-tree to E.W. Scripps shareholders as the legal opinion of your tax counsel. If you obtain a private letter ruling in lieu of an opinion of counsel prior to effectiveness, please file the private letter ruling as an exhibit to the registration statement.

We have revised this section of the Form 10 to disclose that a private letter ruling from the IRS has been received. The relevant paragraph is as follows:
Unless waived by the E. W. Scripps Board of Directors, it is a condition to the distribution that E.W. Scripps receive an Internal Revenue Service private letter ruling and an opinion from its special counsel, Baker & Hostetler LLP, to the effect that, on the basis of certain facts, assumptions, representations and undertakings set forth in such ruling and opinion, the distribution will qualify as a distribution that is tax-free under Section 355 and other related provisions of the Internal Revenue Code of 1986, as amended. E.W. Scripps has received a private letter ruling from the Internal Revenue Service. Except as otherwise noted, it is assumed for purposes of the following discussion that the distribution will so qualify.
We do not intend for the private letter ruling to be in lieu of an opinion of counsel. Private letter rulings are redacted prior to publication by the IRS to preserve taxpayer confidentiality. Inclusion of the IRS private letter ruling as an exhibit to the Form 10 would undermine this policy of the IRS.
Unaudited Pro Forma Condensed Combined Financial Information, page 38
17.	Please disclose in the second paragraph whether, in the opinion of the management, additional adjustments based on the finalization of the terms of the “Separation and Distribution” agreements are expected to be material or not on the pro forma information as presented in the filing. Also, disclose which items in the pro forma financial statements will be materially affected in the final determination of the allocation of the assets and liabilities resulting from the spin-off transaction.

The second paragraph on page 38 has been revised as follows:
Our unaudited pro forma condensed combined statement of income for the year ended December 31, 2007, has been prepared as though the distribution had occurred on January 1, 2007. The unaudited pro forma condensed combined balance sheet has been prepared as though the distribution had occurred on December 31, 2007. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the estimated impacts of events that are directly attributable to the distribution and related transaction agreements and that are factually supportable and expected to have a continuing impact to us; however such adjustments are subject to change based on the finalization of the terms of the distribution and transaction agreements (See “Separation and Distribution Agreement”). In addition, such adjustments are estimates and may not prove to be accurate. In the opinion of management, additional adjustments based on the finalization of the terms of the “Separation and Distribution Agreement” are not expected to be material. Furthermore, no material changes to the pro-forma financial statements are expected from the final determination of the allocation of assets and liabilities resulting from the spin-off transaction.
18.	Please refer to the Note (d) as it relates to the payment of breakage fees of $35 million. Please tell us if the payment of the breakage fees will be made by the Parent Company to third parties. Also, tell us how it meets the criteria of a “factually supportable” adjustment in Article 11 of Regulation S-X.

We reviewed the item in Note (d) and have reconsidered the inclusion of the breakage fees as an adjustment. The payment will be made by the Parent Company to third parties. We agree with the Staff’s views and have removed the breakage fees from the pro forma financial information.
Management Discussion and Analysis, page 46
Executive Overview, page 46
19.	Please revise to indicate the basis upon which you have determined that your media brands have “category-leading Internet businesses” and Scripps Networks Interactive is a “leading lifestyle content and Internet search company,” such as market share, revenues, or some other standard.

We have modified the sentence that references “category-leading Internet businesses” to state the following:
The proposed separation will create a new company, Scripps Networks Interactive, Inc. (“Scripps Networks Interactive”), which will include E.W. Scripps’ national lifestyle media brands (HGTV, Food Network, DIY Network, Fine Living Network and Great American Country and their Internet businesses that are category-leading on a unique visitor basis).
We have modified the sentence referencing “leading lifestyle content and Internet search company” as follows:
Scripps Networks Interactive is a leading lifestyle content and interactive services business with respected, high-profile television and interactive brands. HGTV and Food Network are the only television channels in the United States that dedicate their entire programming schedules to the shelter and food lifestyle content categories. Both networks are available in about 96 million television households, making them fully distributed along with other leading cable and direct to home satellite services, and our Lifestyle Media branded Web sites consistently rank at or near the top in their respective lifestyle categories on a unique visitor basis. Shopzilla regularly ranks as one of the top comparison shopping Web sites in the United States and ranks among the country’s top 10 general retail sites.
20.	In the interest of balance, please revise paragraph four to include disclosure regarding your net losses for 2007 of $130,368, in addition to your disclosure concerning your revenue increases.

In lieu of revising paragraph four, we have inserted the following information in a separate paragraph above paragraph four on page 46 in response to the comment:
Our total operating revenues increased 8.9% in 2007 to $1.4 billion compared with $1.3 billion in 2006, and segment profit was $609.8 million compared with $552.1 million in 2006, a 10.4% increase. We reported a loss from continuing operations of $130.4 million in 2007 compared with income from continuing operations of $233.8 million in 2006. The decrease in income from continuing operations was the result of a non-cash impairment charge of $411 million in the Interactive Services division as further described below.

Critical Accounting Policies and Estimates, page 47
21.	It appears that the estimates and assumptions used to estimate the fair value of your reporting units for the annual goodwill impairment test and the net realizable value of programs and program licenses may be material to your financial statements. Please revise your disclosure to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future.

We acknowledge that goodwill and programs and program licenses are significant balances in our financial statements and that determining the net realizable values of the assets involves judgment. Given the longer term nature of the assumptions utilized to determine the fair value of reporting units for goodwill impairment testing, we believe a sensitivity analysis may assist users of the financial statements in understanding our exposure in that area. Management, however, does not believe the same is true for our program related assets. These assets are typically amortized over a relatively short term (most commonly an accelerated four year term), and determining the net realizable value, therefore, does not involve the same level of judgment as determining the overall long-term value of a reporting unit. Accordingly, we do not believe a program asset sensitivity analysis is necessary.

We have revised the discussion on page 48 to include a sensitivity analysis related to our primary goodwill exposure, which is in the Shopzilla reporting unit. The sensitivity analysis assesses the impact of movements in the discount rate and the growth rate assumed in the terminal value calculation. As noted in the revised disclosure, we believe the cash flow projections used in the discounted cash flow analysis are reasonable, and the business was ahead of those projections through the first quarter of 2008. The additional disclosure is as follows:
Our primary impairment exposure at the end of 2007 was our Shopzilla reporting unit in which we had goodwill of approximately $400 million. We utilized available market data and a discounted cash flow analysis when performing our 2007 annual impairment test. We regularly monitor the cash flows of the business, and we believe the cash flow projections utilized in the discounted cash analysis are reasonable. In addition to the cash flow projections, the discounted cash flow analysis is most sensitive to two factors, the rate used to discount the future cash flows and the growth rate assumed in the calculation of the terminal value of the reporting unit. A 0.5% change in the discount rate used in the cash flow analysis would result in a change to the fair value of the Shopzilla reporting unit of approximately $20 million, while a 0.5% change in the terminal growth rate utilized in the cash flow analysis would yield an approximate change of $8 million in the reporting unit fair value. Neither of these changes would have resulted in the reporting unit being impaired.
22.	Describe in more detail the methodology you use to calculate the net realizable value of programs and program licenses. Also address the specific uncertainties associated with the methods, assumptions, or levels of judgment used to estimate net realizable value. Tell us how you apply the day-part methodology in your impairment review. Also tell us the accounting literature you considered in assessing whether you should aggregate programs for impairment testing.

We considered the guidance in SOP 00-2, Accounting by Producers or Distributors of Films, and SFAS 63, Financial Reporting by Broadcasters, in determining our methodology for program asset accounting. We currently capitalize the cost of programming on a series-by-series basis, with multiple assets capitalized within each series, generally in blocks of 13 episodes. While we employ different amortization methodologies as circumstances dictate, most programming is amortized over an accelerated four year term. This term was selected based upon historical usage studies that show the number of airings per year of all capitalized programs on a network-by-network basis. We update this study annually to evaluate the need to modify our amortization policy. Currently, substantially all of our revenues derived from programming come from episodes airing on our national television networks and, as such, the usage studies approximate the “ultimate revenue” concept in SOP 00-2.

While our program amortization term has generally been determined through studies using aggregate programming (i.e. a portfolio approach) for a given network, we perform quarterly reviews for impairment at an individual asset level. The reviews for impairment are based both on the expected future airings of a given program as well as the day-part in which the program is expected to air. If it is determined that a program is not expected to have future airings, it will be written off in its entirety, and if a program is expected to have reduced airings or move into a day-part that is not consistent with its initial placement, a partial reserve is recorded as necessary based on the combination of current cost basis, expected future airings and day-part. Oftentimes, when a program is moved to a different day-part it has already been amortized enough that the lowered future expectations do not result in an impairment charge.

Our decision to aggregate a number of episodes of a series into one asset and test for impairment at that level is based on a review of the guidance in paragraph .05 of SOP 00-2, which discuss the treatment of episodic television series, and paragraph .06 of SFAS 63, which discusses the method of amortizing a program series. Additionally, we believe this provides an accurate economic view on an asset by asset basis because programming typically performs well or poorly based on the concept of the series as opposed to an individual episode.
23.	If material, please discuss in the MD&A, the impact of the Transition Service Agreement, Tax Allocation Agreement and Employee Matter Agreement on the future results of operations and financial condition and liquidity.

The disclosures on page 58 have been revised to reflect the following:
Management does not believe that the costs associated with the Transition Service Agreement, Tax Allocation Agreement and Employee Matters Agreement will have a material impact on the future results of operations, financial condition or liquidity. We expect to pay approximately $3 to $5 million to E.W. Scripps under the Transition Service Agreements in the first 12 months after the separation.
24.	Discuss whether your existing cash, cash equivalents, investments, cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months.

Based on the above comment, we have revised the Form 10 on page 58 to insert the following disclosure:
We believe our cash flows from operations, together with our access to funds available under credit facilities that will be established in connection with the spin-off, will provide adequate resources to fund both short-term and long-term operating requirements, capital expenditures, new business development activities and quarterly dividend payments.
Results of Operations, page 51
25.	We note the reference in the first line of paragraph one to “the trends and underlying economic conditions” that affect the operating performance and future prospects for your two business segments. Please revise to discuss the most significant business challenges that management expects to encounter in each segment over the next year and beyond as well as the known trends, demands or uncertainties that my affect the company’s financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), and any plans for expansion.

We acknowledge that adding additional details in this section would provide the reader a better understanding of the challenges facing our business. We have added the following language:
The trends and underlying economic conditions affecting the operating performance and future prospects differ for each of our business segments, although the competitive landscape in both segments is affected by multiple media platforms competing for consumers and advertising dollars. In our Lifestyle Media division, we need to continue to create popular programming that resonates across a variety of demographic groups, develop new brands and find additional channels through which we can capitalize on the recognition of our existing brands and distribute our lifestyle-related content. In the Interactive Services division we must continually find ways to attract and monetize traffic to our sites, both by making changes to enhance the consumer experience and by finding ways to efficiently attract paid traffic. Additionally, our transition from a wholly-owned subsidiary to a stand-alone company will create certain challenges company-wide in the coming year. We believe the following discussion of our combined results of operations should be read in conjunction with the discussion of the operating performance of our business segments that follows on pages 53 through 57.
Continuing Operations, page 52
26.	Please revise to indicate why your effective tax rate increased from 28.3% in 2006 to 160.9% in 2007.

The disclosure on page 52 regarding the effective income tax rate has been revised as follows:
Our effective tax rate was 160.9 percent in 2007 and 28.3 percent in 2006. The increase in the effective tax rate is primarily the result of the $312 million write-off of uSwitch goodwill in 2007, which was not deductible for income tax purposes. The change in the effective tax rate was also impacted by the recording of a valuation allowance in 2007 against deferred tax assets associated with uSwitch net operating loss carryforwards for which it is not currently expected that any tax benefits will be realized.
Interactive Services, page 56
27.	Explain in more precise terms how management plans “to continue to align costs with the current market conditions...and continue to diversify the business...” at uSwitch.

We modified the disclosure to provide additional information about the plan at uSwitch. The new language is as follows:
We plan to operate the energy switching business at uSwitch at the lowest reasonable cost, in order to improve the business’ ability to manage through the current volatility in the energy switching market. We will also continue to invest in other product offerings where appropriate to diversify the business and reduce its dependence on energy switching.
Contractual Obligations, page 59
28.	We note your disclosure in footnote one that “the long-term debt obligations above reflect our historical debt level, which is not representative of the debt repayment that will be due under our anticipated indebtedness of $375 million.” Revise footnote (1) to explain what is happening to your long-term debt.

The disclosure in footnote one has been revised as follows:
The long-term debt obligations above reflect our historical debt level and contractual repayment terms based on existing debt agreements of E.W. Scripps that have been allocated to the historical financial statements of Scripps Networks Interactive. Such long-term obligations may not be representative of the debt repayment that will be due under our anticipated indebtedness of $375 million. In connection with the spin-off, Scripps Networks Interactive intends to obtain a $550 million revolving credit facility and will draw down $375 million to fund a distribution to E.W. Scripps which will be used to pay outstanding long-term debt obligations existing at the spin-off date. We will disclose the terms of the new credit facilities and related repayment terms once we have negotiated the terms with the lenders under the facilities.

Business, page 62
29.	Please revise to include disclosure regarding your competitive position, including an estimate of the number of your competitors. Please refer to Item 101 (c)(x) of Regulation S-K.

We have added the following paragraph at the end of the “Overview” section to describe our competitive position:
The company’s programming services compete for viewers with the entire universe of national television networks that are distributed via cable television systems and direct-to-home satellite services. Competitors also include the four leading U.S. broadcast television networks. More directly, the company’s Lifestyle Media networks compete with a handful of cable and satellite channels and broadcast networks that dedicate limited programming time to the food, shelter and home improvement categories. Our Interactive Services Web sites compete with a number of other comparison shopping sites as well traditional retailers’ sites for consumers and advertising dollars.
Compensation Discussion and Analysis, page 76
30.	Explain the phrase “revenue-based regression analysis” and how it specifically “refined” the peer group comparison.

When utilizing data from the survey of public companies with revenues greater than $500 million, we have narrowed the survey results to exclude privately held companies and companies that are significantly smaller than us. We believe this provides a better comparison than using the entire survey. The survey also provides a linear regression formula that compares the compensation for a given position to the revenue of the company that reported the compensation for that position. By using the regression formula with our current revenue, we are able to better estimate the market value of a position for a company our size.
31.	Discuss the effects of the named executive offers’ employment agreements on the company’s compensation decisions.

Management does not believe the employment agreements have any effect on the company’s compensation decisions.
Performance-Based Restricted Stock Awards, page 83
Equity Grant Practices, page 84
32.	Your statement that Scripps Networks Interactive “intends to adopt equity grant practices that are substantially similar to the ones described above” differs from disclosure on page 26 that “the separation will enable each company to created tailored equity-based incentives, including stock options and restricted shares.” Please revise or advise.

After the separation, Scripps Networks Interactive will likely adopt the current equity practice employed by the combined company of granting a mix of stock options and performance-based restricted shares to our top executives. We believe this approach is well-aligned with the growth profile of Scripps Networks Interactive. In contrast, E.W. Scripps will likely choose an equity-based incentive plan more heavily weighted towards restricted stock, different from the current practice but better aligned with its profile. Accordingly, we believe the disclosure on page 26 about tailored equity-based incentives is appropriate.
Our relationship with The E.W. Scripps Company following the Spin-Off, page 117

33.	Please revise to indicate when you intend to enter into and finalize the agreements summarized in the sections that follow. To the extent possible, please include quantified disclosure of amounts payable to E. W. Scripps under the agreements. Similarly, please revise your MD&A to include quantified disclosure of the final commitments you will have to E.W. Scripps, ongoing or otherwise, in connection with the separation.

We have modified the language to better define the dates on which we intend to enter into the agreements. The updated language is as follows:
E. W. Scripps and Scripps Networks Interactive intend to enter into the Separation and Distribution Agreement on the date on which the E.W. Scripps Board of Directors declares the record date and distribution date and into the ancillary agreements on or before the distribution date of                 , 2008. We expect to pay approximately $3 to $5 million to E. W. Scripps under the Transition Service Agreements in the first 12 months after the separation.
  We have added language on page 58 of the MD&A to disclose the ongoing amounts we expect to pay to E. W. Scripps.
34.	Please discuss whether the agreements may be amended after distribution of the information statement, and if so, how the parties intend to communicate any material changes to holders.

The following disclosure has been added at the end of the paragraph set forth in our response to comment 33:
We do not expect that any changes will be made to the Separation and Distribution Agreement or any of the ancillary agreements following distribution of the information statement. In the event, however, that any material change is made to the Separation and Distribution Agreement or any ancillary agreement following distribution of the information statement, the parties will disclose such change in accordance with applicable law, including for example, by mailing a supplement to shareholders or by filing a Form 8-K.
35.	Identify the “certain liabilities of E.W. Scripps” relating to the Employee Matters Agreements that the company has agreed to pay.

Additional detail is provided elsewhere in the document and we have, therefore, added language to the abovementioned section to reference the disclosure in other sections. The updated language is as follows:
• Scripps Networks Interactive will distribute to E.W. Scripps cash in the amount of $375 million, from cash on hand and proceeds from the Scripps Networks Interactive revolving credit facility for use by E. W. Scripps to pay certain liabilities owing to its creditors, and Scripps Networks Interactive will assume certain liabilities of E. W. Scripps pursuant to the Employee Matters Agreement as more fully described under “Our Relationship with The E.W. Scripps Company Following the Spin-Off — Employee Matters Agreement.”
Financial Statements
Combined Balance Sheets
Long-term debt, page F-3 and Note 13, page F-25
36.	Please expand the disclosures in Note 13 to describe in more detail why substantially all of the long-term debts disclosed in the 2007 Form 10-K of the E.W. Scripps company or the Parent company were allocated to the Company in the spin-off transaction.

The disclosures in Note 13 have been revised as follows:
E.W. Scripps utilizes a centralized approach to cash management and financing of its operations. Based on the historical funding requirements of the Company, specifically the costs to fund acquisitions, fund investments in programming and otherwise support the expansion of Scripps Networks Interactive businesses, all of E.W. Scripps consolidated third party debt and related interest expense has been allocated to the Company.
Note 16 Minority Interest, page F-27
37.	You disclose that the minority owners of Fine Living have the right to require you to repurchase their interests at fair market value. Tell us how you applied the guidance in SFAS 150, SFAS 133 or other relevant accounting literature in determining the appropriate accounting treatment for the repurchase rights. In your response please describe the circumstances that resulted in this arrangement. Also discuss how you evaluated whether the option is a freestanding financial instrument.

The put and call options related to the minority interests in Fine Living are the result of normal negotiations with the minority interest holders. Given that the minority owners of Fine Living have the right to require us to repurchase their interests at fair market value, we have evaluated the rights from an accounting perspective to determine if we need to record an obligation in our financial statements.

We considered the guidance in SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires an entity to recognize mandatorily redeemable financial instruments as a liability in a company’s financial statements. Paragraph 9 of SFAS 150 defines a financial instrument as mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event certain to occur. Since the repurchase rights are not required to be redeemed at a specified date or time or upon an event certain to occur, we do not believe SFAS 150 is applicable.

The put rights do not meet the requirements defined in paragraph 6 of SFAS 133 to be a derivative and we, therefore, do not believe SFAS 133 is applicable to the accounting for the rights.

In the past, we have considered the guidance in EITF Topic D-98, Classification and Measurement of Redeemable Securities, when evaluating the accounting for the put options. The guidance in Topic D-98 indicates securities that are redeemable outside the control of the issuer should be classified outside permanent equity, but it has not historically been clear if redeemable minority interests were within the scope of Topic D-98. Since Topic D-98 does not specifically state that redeemable minority interests are within its scope, a consistent application of the guidance with regard to redeemable minority interest has not occurred in practice. Some entities have elected to apply Topic D-98 and record the redemption value of these arrangements outside permanent equity, while other entities have instead chosen to simply disclose the redemption rights and the related terms. It is our understanding that both have been considered acceptable industry practice as long as they have been applied consistently, and our historical practice has been to disclose the rights and terms without recording a redemption value. We are also aware that the issuance of SFAS 160 will clarify the guidance related to these situations and will modify our accounting for the put options upon adoption of the standard.